December 6, 2022

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust

File Nos. 333-255575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on November 16, 2022, regarding post-effective amendments to the Trust’s Registration Statement on Form N-1A in order to register nine new series of the Trust (the “A Filings”), which were filed with the U.S. Securities and Exchange Commission (“SEC”) on September 29, 2022. In creating nine new series of the Trust, the A Filings seek to register shares of the nine new funds of the Trust (each a “Fund”, and collectively, the “Funds”) set forth below:

•	WisdomTree Floating Rate Treasury Digital Fund;
•	WisdomTree 3-7 Year Treasury Digital Fund;
•	WisdomTree 7-10 Year Treasury Digital Fund;
•	WisdomTree 500 Digital Fund;
•	WisdomTree Long-Term Treasury Digital Fund;
•	WisdomTree S&P 500 Twitter Sentiment Digital Fund;
•	WisdomTree Short-Duration Income Digital Fund;
•	WisdomTree Technology and Innovation 100 Digital Fund; and
•	WisdomTree TIPS Digital Fund.

The Staff’s comments and the Trust’s responses are set forth below. Any text citation refers to text that will be included in 485(b) filings, which will be sent to the Staff via email correspondence prior to the Funds’ effective date and filed via EDGAR on or before the Funds’ effective date. Capitalized terms used, but not defined herein have the same meaning given to them in the A Filings.

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

WisdomTree Floating Rate Treasury Digital Fund

Summary Prospectus- Principal Investment Strategies of the Fund

1.	Comment: Page 1 - The following sentences of the section entitled “Principal Investment Strategies of the Fund” state:

The Fund employs a “passive management” – or indexing – investment approach designed to track the performance of the U.S. Treasury Floating Rate Bond Index (the “Index”) through the use of a representative sampling strategy. Under normal circumstances, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in U.S. Treasury securities.

Please revise the “80%” test to include floating rate bonds of the U.S. Treasury as opposed to only U.S. Treasuries.

Response: The Registrant has revised the disclosure to refer to the component securities of the Index, whereby the disclosure now reads:

…at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in component securities of the Index.

2.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

The floating coupon rates of the FRNs included in the Index are initially expected to reset weekly according to the result of the most recent 13-week T-bill auction, plus a spread, subject to a minimum net yield of zero percent.

Please clarify the “spread” this sentence is referring to and how the spread fits into the reset determination.

Response: For clarity, the term “spread” has been revised to “fixed spread”, with the following new sentence added at the end of the existing sentence:

The fixed spread is a percentage rate based on supply and demand for the FRNs at time of issuance and is added to the floating base coupon rate of the FRN.

3.	Comment: Page 2 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

A multiple-tiered screening process is performed, as described in the Fund’s Prospectus.

Please provide a summary of what the “multiple-tiered screening process” is.

Response: The preceding sentence, which begins “At each reconstitution…”, together with the noted sentence, have been revised as follows, resulting in removal of the reference to “multi-tiered screening process”:

At each reconstitution of the Index, certain securities (i.e., FRNs meeting the aforementioned criteria) are eligible for inclusion in the Index.

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4.	Comment: Page 2 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

At each reconstitution of the Index, certain securities are eligible for inclusion in the Index.

Please confirm that “certain securities” is referring to floating rate securities. If not, please elaborate on what this is referring to.

Response: Confirmed. Please also see the response immediately above.

WisdomTree 3-7 Year Treasury Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

5.	Comment: Page 1 - There is a period missing at the end of the first sentence of the section entitled “Principal Investment Strategies of the Fund.”

Response: The Registrant has added a period to the end of this sentence.

6.	Comment: Page 1 - The following sentences of the section entitled “Principal Investment Strategies of the Fund” state:

The Fund employs a “passive management” – or indexing – investment approach designed to track the performance of the U.S. 3-7 Year Treasury Bond Index (the “Index”) through the use of a representative sampling strategy. Under normal circumstances, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in U.S. Treasury securities.

Please confirm and disclose that the dollar weighted average maturity is used for purposes of the 80% Test.

Response: The Registrant has revised the disclosure to refer to the component securities of the Index, whereby the disclosure now reads:

…at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in component securities of the Index.

Statement of Additional Information - Investment Limitations - Concentration of Investments

7.	Comment: Page 11 - The following sentence of the subsection entitled “Concentration of Investments” in the section entitled “Investment Limitations” of the Statement of Additional Information states:

Government securities, municipal securities and bank instruments will not be deemed to constitute an industry.

Please confirm that the Fund will look through for any private activity of the “municipal securities” whose principal and interest are derived principally from assets and revenues of non-governmental entities in order to determine the industry to which the investments should be allocated when determining the Fund’s concentration of investments within industries.

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Response: Investment Company Act Release 9785 (May 31, 1977) states that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” (emphasis added). To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. In any event, for all practical purposes, due to the Fund’s and 80% policy to invest in applicable U.S. Treasury securities, it could not, by definition, concentrate its investments in municipal securities without changing its objective and name.

WisdomTree 7-10 Year Treasury Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

8.	Comment: Page 1 - The following sentences of the section entitled “Principal Investment Strategies of the Fund” state:

The Fund employs a “passive management” – or indexing – investment approach designed to track the performance of the U.S. 7-10 Year Treasury Bond Index (the “Index”) through the use of a representative sampling strategy. Under normal circumstances, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in U.S. Treasury securities.

Please confirm and disclose that the dollar weighted average maturity is used for purposes of the 80% Test.

Response: The Registrant has revised the disclosure to refer to the component securities of the Index, whereby the disclosure now reads:

…at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in component securities of the Index.

WisdomTree 500 Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

9.	Comment: Page 1 - The following sentences of the section entitled “Principal Investment Strategies of the Fund” states:

The Index is maintained by WisdomTree Investments, Inc. (“WisdomTree Investments”) and consists of the 500 largest companies domiciled and listed in the U.S. To be eligible for inclusion in the Index, a company must meet the following criteria as of the annual Index screening date: (i) market capitalization of at least $100 million; and (ii) average daily dollar trading volume of at least $200,000 for each of the preceding six months. The Index is reconstituted annually, and constituents are weighted using modified market capitalization.

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The index provider “WisdomTree Investments, Inc.” appears to be an affiliate of WisdomTree Digital Management, Inc. If confirmed, please disclose that the index provider is an affiliate and further disclose any conflicts of interest that arise as a result of such affiliation.

Response: The Registrant confirms that WisdomTree Investments, Inc. is an affiliate of WisdomTree Digital Management, Inc. The Registrant has made the requested changes to this section and the section entitled, “Additional Non-Principal Risk Information” in order to disclose that WisdomTree Investments, Inc. is an affiliate of WisdomTree Digital Management, Inc. and to disclose the relevant conflicts of interest.

Statement of Additional Information - Investment Limitations - Concentration of Investments

10.	Comment: Page 14 - The following sentence of the subsection entitled “Concentration of Investments” in the section entitled “Investment Limitations” of the Statement of Additional Information” states:

The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry.

Please revise to clarify that the Fund will concentrate its investments to the extent that the Index will be concentrated and align with existing disclosure in the Prospectus.

Response: The Registrant has made the requested changes to the section of the Statement of Additional Information entitled, “Concentration of Investments.”

WisdomTree Long-Term Treasury Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

11.	Comment: Page 1 - The following sentences of the section entitled “Principal Investment Strategies of the Fund” state:

The Fund employs a “passive management” – or indexing – investment approach designed to track the performance of the U.S. 20+ Year Treasury Bond Index (the “Index”) through the use of a representative sampling strategy. Under normal circumstances, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in U.S. Treasury securities.

 Please confirm and disclose that the dollar weighted average maturity is used for purposes of the 80% Test.

Response: The Registrant has revised the disclosure to refer to the component securities of the Index, whereby the disclosure now reads:

…at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in component securities of the Index.

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WisdomTree S&P 500 Twitter Sentiment Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

12.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

Sentiment scores are derived from an analysis of a daily feed of Tweets containing “cash-tags” that reference the equity symbol of a company, which is filtered to exclude Tweets identified as spam and to take into account minimum account age, number of followers, minimum number of Tweets per day, and other criteria based on the judgment of an S&P Dow Jones Indices’ Index Committee (the “Index Committee”) and market conditions.

Please explain in this section what is meant by “cash-tags”.

Response: The sentence has been revised as follows, with explanatory language added as new sentences:

Sentiment scores are derived from an analysis of a daily feed of Tweets containing “cash-tags”. A “cash-tag” is a company’s ticker symbol preceded by the U.S. dollar sign. For example, $HPE is the “cash-tag” for Hewlett Packard, with a ticker symbol of HPE. The cash-tag is a way for Twitter users to click on a company’s ticker symbol and see related Tweets. The cash-tag data is filtered to exclude Tweets identified as spam and to take into account minimum account age, number of followers, minimum number of Tweets per day, and other criteria based on the judgment of an S&P Dow Jones Indices’ Index Committee (the “Index Committee”) and market conditions.

13.	Comment: Page 1 - With regards to the sentence referenced in Comment 12 above, please clarify the meaning of “equity symbol”. For instance, is this referring to a ticker symbol or the name of a company?

Response: The reference to “equity symbol” has been changed to “ticker symbol.” The revised language is also included in the response immediately above.

14.	Comment: Page 1 - With regards to the phrase in the sentence referenced in Comment 12 above that reads, “. . . which is filtered to exclude Tweets identified as spam and to take into account minimum account age, number of follows, minimum number of Tweets per day, and other criteria based on the judgment of an S&P Dow Jones Indices’ Index Committee (the “Index Committee”) and market conditions”, please address the following comments:

a.	Redraft this phrase for clarity and in plain English.
b.	Disclose the minimum account age and the minimum number of Tweets.
c.	Explain the meaning of “other criteria” as used in the phrase quoted above.
d.	Explain the meaning of “market conditions” in the Index’s methodology. In addition, how does “market conditions” relate to the remainder of the Index’s conditions listed in this phrase?

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Response: Please see the Registrant’s responses to each of these comments in turn:

a.	The Registrant has redrafted this phrase for clarity and in plain English as follows:

. . . which is filtered to exclude Tweets identified as spam and to exclude Tweets from accounts that do not meet criteria for minimum account age, minimum number of followers, minimum number of Tweets per day, maximum (excessive) cash tags in a Tweet and other criteria, which may change from time to time based on the judgment of the S&P Dow Jones Indices’ Index Committee, including based on market conditions (the “Index Committee”). The goal of the foregoing filters is to seek to ensure that the sentiment score appropriately captures the sentiment expressed by users Tweeting about companies in the S&P 500 Index.

b.	The actual minimums and maximum are proprietary to the model employed by S&P Dow Jones Indices LLC. The Registrant believes that the pertinent information for the prospectus and Fund shareholders is to understand the overall methodology employed, including general filters in place, in seeking to determine the 50 companies for inclusion in the Index out of the 500 companies in the S&P 500 Index.

c.	“Other criteria” is primarily intended to capture Tweets included in certain phrases, such as phrases that are not representative of an expression of bullish or bearish sentiment but otherwise include a cash tag.

d.	The reference to “market conditions” relates to the potential for changes in the other referenced criteria (e.g., Tweet volume) as a result of changing market conditions.

15.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

The universe is scored using a sentiment dictionary based on a database of different bullish or bearish messages.

Please elaborate on the meaning of “sentiment dictionary” and note who maintains the “sentiment dictionary” (e.g., Index provider, Adviser, etc.).

Response: The sentence has been revised as follows to elaborate on the meaning of sentiment dictionary and to indicate that the sentiment dictionary is maintained by the Index provider:

The universe is scored using a sentiment dictionary that is a database of different bullish or bearish messages, which is maintained by S&P Dow Jones.

16.	Comment: Page 1 - The following sentence in the section entitled “Principal Investment Strategies of the Fund” states:

The universe is scored using a sentiment dictionary based on a database of different bullish or bearish messages.

Please explain in plain English the meaning of “bullish” and “bearish” messages.

Response: The response has been revised as follows, with explanatory language included in parentheticals:

The universe is scored using a sentiment dictionary based on a database of different bullish (i.e., a belief that a stock price will rise) or bearish (i.e., a belief that a stock price will fall) messages.

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17.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

At each monthly rebalancing, the top 50 companies from the Index universe that have a higher sentiment score over the preceding month prior to the reference date are included and weighted equally.

Please explain the meaning of “higher sentiment score” and elaborate on how it impacts the ordering of companies. Please also explain the impact of relative change in sentiment on a month-to-month basis as opposed to overall objective sentiment. For example, please confirm whether a company with a very high sentiment score in a given month could be excluded from the Index because its score is relatively lower than its score in the previous month.

Response: The sentence has been revised as follows, with explanatory language included in parentheticals:

At each monthly rebalancing, the top 50 companies from the Index universe that have a higher sentiment score (i.e., more bullish sentiment, reflecting Twitter users’ beliefs that a stock price will rise) over the preceding month prior to the reference date are included and weighted equally.

As the sentence indicates, the top 50 companies with the highest sentiment scores over the preceding month are included in the Index for the current monthly rebalance. Accordingly, a company’s score is compared to the scores of other companies for potential inclusion/exclusion from the Index and changes in a company’s relative score month-to-month are not taken into account.

Statement of Additional Information - Investment Limitations - Concentration of Investments

18.	Comment: Page 14 - The following sentence of the subsection entitled “Concentration of Investments” in the section entitled “Investment Limitations” of the Statement of Additional Information” states:

The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry.

Please revise to clarify that the Fund will concentrate its investments to the extent that the Index will be concentrated and align with existing disclosure in the Prospectus.

Response: The Registrant has made the requested changes to the section of the Statement of Additional Information entitled, “Concentration of Investments.”

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WisdomTree Short-Duration Income Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

19.	Comment: Page 1 - With regards to the section entitled “Principal Investment Strategies of the Fund,” please explain the meaning of “short-duration” and include an example in the Prospectus (e.g., “Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.”).

Response: The following language has been added to the section entitled “Principal Investment Strategies of the Fund:”

Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.

20.	Comment: Page 1 - The following sentence in the section entitled “Principal Investment Strategies of the Fund” states:

The Underlying Funds are expected to primarily invest in government bonds and corporate bonds (including high yield bonds, commonly referred to as “junk bonds”), as well as mortgage-backed securities and other mortgage-related products, with an average duration of three years or shorter.

Please clarify whether “government bonds” relates to the U.S. government or includes foreign governments.

Response: The reference to “government bonds” relates to the U.S. government. “U.S.” has been added to the disclosure, which now reads:

The Underlying Funds are expected to primarily invest in U.S. government bonds…

21.	Comment: Page 1 - The following sentences of the section entitled “Principal Investment Strategies of the Fund” states:

Generally, the Fund’s portfolio will be rebalanced quarterly, although a more active approach may be taken depending on factors such as market conditions and investment opportunities, which may lead to frequent trading, cause the number of Fund holdings to vary, and increase the Fund’s portfolio turnover rate. The Fund will publicly disclose its portfolio holdings daily.

Please clarify what determines when the Fund’s portfolio will be “rebalanced.” With regards to any rebalancing, please explain whether there is a target number of funds and whether the Fund is rebalanced to ensure short-term duration.

Response: The language has been revised as follows:

Generally, the Underlying Funds comprising the Fund’s portfolio will be added, removed or re-weighted quarterly, although a more active approach may be taken depending on factors such as market conditions, investment opportunities or if the Underlying Funds are exhibiting a higher duration than desired, which may lead to frequent trading, cause the number of Fund holdings to vary, and increase the Fund’s portfolio turnover rate. The Fund will publicly disclose its portfolio holdings daily.

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General Comment

22.	Comment: Please match the list of the risks explained in the summary prospectus with the list in the statutory prospectus.

Response: The Registrant has made the requested changes to respective risk sections of the summary prospectus and the statutory prospectus.

WisdomTree Technology and Innovation 100 Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

23.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

The Index is maintained by WisdomTree Investments, Inc. (“WisdomTree Investments”) and is designed to provide exposure to U.S. exchange-listed companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and innovation.

The index provider “WisdomTree Investments, Inc.” appears to be an affiliate of WisdomTree Digital Management, Inc. If confirmed, please disclose that the index provider is an affiliate and further disclose any conflicts of interest that arise as a result of such affiliation.

Response: The Registrant confirms that WisdomTree Investments, Inc. is an affiliate of WisdomTree Digital Management, Inc. The Registrant has made the requested changes to this section and the section entitled, “Additional Non-Principal Risk Information” in order to disclose that WisdomTree Investments, Inc. is an affiliate of WisdomTree Digital Management, Inc. and to disclose the relevant conflicts of interest.

24.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund” states:

The Index constituents are determined by an Index committee that looks at sub-industries focusing on technology and/or innovation in the following categories: (i) software - companies; (ii) semiconductors - companies that produce semiconductors or semiconductor equipment and technology; (iii) other hardware - companies that produce or develop hardware (collectively, “Technology Activities”); (iv) media & entertainment; (v) biotechnology; (vi) financial technology (fintech); (vii) telecommunication services; and (viii) automobile makers.

Please clarify what is meant by “hardware.”

Response: The definition of “hardware” and the related clause have been revised as follows:

(iii) other technology hardware companies that produce or develop other equipment or physical elements used in technology infrastructure, devices or components.

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25.	Comment: Page 1 - With regards to the sentence identified in Comment 25, please clarify what types of investments could be included within the category of “(vi) financial technology (fintech).” Please supplementarily confirm to the Staff that the Fund does not intend to invest directly or indirectly in cryptocurrency.

Response: The definition of “fintech” has been revised as follows:

Fintech: companies that utilize technology to improve and automate the delivery and use of financial services

Further, the Registrant confirms to the Staff that the Fund does not intend to invest directly or indirectly in cryptocurrency.

26.	Comment: Page 1 - With regards to the sentence identified in Comment 25, please confirm that the term “Technology Activities” is meant to define the activities in the categories from (i) to (iii). If so, please use a different defined term for such activities and/or use a separate defined term to cover the categories from (iv) to (viii) which also appear to reference technology activities.

Response: “Technology Activities” is meant to define the activities in categories (i) to (iii), which are each part of the Information Technology sector, for which at least 50% of the Index constituent weight will meet the definition of Technology Activities and such companies will derive at least 50% of their revenue from one or more of the Technology Activities. The companies in categories (iv) to (viii) will comprise the remainder of Index constituents. The Registrant does not believe that such remainder of companies need a defined term.

WisdomTree TIPS - Digital Fund

Summary Prospectus - Principal Investment Strategies of the Fund

27.	Comment: Page 1-2 - Please review the section entitled “Principal Investment Strategies of the Fund” for clarity. In doing so, please make clear whether the securities in section are referring to TIPS or other types of securities.

Response: The Registrant has reviewed the section and made the requested changes to the section entitled, “Principal Investment Strategies of the Fund.”

28.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund,” states:

Under normal circumstances, at least 80% of the value of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in inflation protected obligations of the U.S. Treasury.

Please clarify that “inflation protected obligations of the U.S. Treasury” is referring to TIPS and consider rephrasing.

Response: The Registrant confirms that such reference is to TIPS. The Registrant has revised the disclosure to refer to the component securities of the Index, whereby the disclosure now reads:

…at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in component securities of the Index.

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29.	Comment: Page 1 - The following sentence of the section entitled “Principal Investment Strategies of the Fund,” states:

The Fund will only invest in bonds that are sovereign debt issued by the U.S. government, and both principal and interest must be inflation-linked.

If the reference to “bonds that are sovereign debt” is in reference to something other than TIPS, please clarify.

Response: The noted reference is to TIPS. The sentence has been removed, and the earlier sentence in the section entitled “Principal Investment Strategies of the Fund,” has been revised as follows:

TIPS are securities issued by the U.S. Treasury that are designed to provide inflation protection to investors, with both principal and interest inflation-linked.

30.	Comment: Page 1 - The following sentences of the section entitled “Principal Investment Strategies of the Fund,” state:

The Fund seeks to hold securities that are denominated in U.S. dollars and have a fixed-rate nominal coupon but does not invest in nominal bonds, non-government inflation-linked bonds, Separate Trading of Registered Interest and Principal of Securities (“STRIPS”), Treasury bills, Private placements, and floating-rate bonds from the Index. The components of the Index are weighted by market-capitalization and the Index is rebalanced and reconstituted on a monthly basis, effective after the market close of the fourth business day of each month, with the rebalancing reference date after the close of the market on the last calendar day of the prior month.

Please clarify whether the securities within the phrase “hold securities” refers to securities other than TIPS, which might be within the 20% bucket of asset allocation.

Response: Yes, “hold securities” refers to securities other than TIPS within the 20% bucket of asset allocation. The lead-in to that sentence has been revised as follows:

Up to 20% of the Fund’s net assets may be invested in securities that are denominated in U.S. dollars and have a fixed-rate nominal coupon, but the Fund does not invest…

31.	Comment: Page 2 - The following sentence of the section entitled “Principal Investment Strategies of the Fund,” states:

At each reconstitution of the Index, certain securities are eligible for inclusion in the Index.

Please clarify the meaning of this sentence or consider redrafting (i.e., what is the meaning of “certain securities are eligible for inclusion”).

Response: Such sentence, along with the sentence that follows and begins with “A multi-tiered screening process…”, have been revised as follows:

At each reconstitution of the Index, certain securities (i.e., TIPS meeting the aforementioned criteria) are eligible for inclusion in the Index.

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32.	Comment: Page 2 - The following sentence of the section entitled “Principal Investment Strategies of the Fund,” states:

A multiple-tiered screening process is performed, as described in the Fund’s Prospectus.

Please provide a summary of the “multiple-tiered screening process” in the “Principal Investment Strategies of the Fund” section of the Summary Prospectus.

Response: The reference to “multi-tiered screening process” has been removed and the revised disclosure is reflected in the response immediately above.

* * * * *

Sincerely,

/s/ Ryan Louvar

Ryan Louvar, Esq.

cc:	Michael S. Didiuk, Esq. (Perkins Coie LLP)

Todd Zerega, Esq. (Perkins Coie LLP)

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